UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 24.13d-1(a) AND
              AMENDMENT THERETO FILED PURSUANT TO ss. 240.13D-2(a)

                                 NITROMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    654798503
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          James E. Flynn
                          Deerfield Capital, L.P.
                          780 Third Avenue, 37th Floor
                          New York, New York  10017
                          (212) 551-1600

                          With a copy to:

                          Mark I. Fisher, Esq.
                          Elliot Press, Esq.
                          Katten Muchin Rosenman LLP
                          575 Madison Avenue
                          New York, New York  10022
                          (212) 940-8800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 11, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 2 of 13 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Capital, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,945,255 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,945,255 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,945,255 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.22% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(1) Based on 46,086,825 outstanding shares of Common Stock of the Company as of July 31, 2008, as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2008.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 3 of 13 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,945,255 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,945,255 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,945,255 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.22% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(2) See footnote 1 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 4 of 13 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Management Company, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,580,090 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,580,090 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,580,090 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.77% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(3) See footnote 1 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 5 of 13 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Special Situations Fund International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,580,090 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,580,090 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,580,090 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.77% (4)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(4) See footnote 1 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 6 of 13 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      James E. Flynn
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,525,345 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,525,345 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,525,345 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.99% (5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(5) See footnote 1 above.

CUSIP No. 654798503                                           Page 7 of 13 Pages

      This Schedule 13D is filed by (i) Deerfield Capital, L.P. ("Deerfield Capital"), (ii) Deerfield Special Situations Fund, L.P. ("Deerfield Special Situations LP"), (iii) Deerfield Management Company, L.P. ("Deerfield Management"), (iv) Deerfield Special Situations Fund International Limited ("Deerfield Special Situations International") and (v) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Capital, Deerfield Special Situations LP, Deerfield Management and Deerfield Special Situations International, the "Reporting Persons"), with respect to the securities of Nitromed, Inc.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Nitromed, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 45 Hayden Avenue, Suite 3000, Lexington, MA 02421.

Item 2. Identity and Background

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by the Reporting Persons.

(b) The address of the principal business and/or principal office of Deerfield Capital, Deerfield Special Situations LP, Deerfield Management and Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017. The address of the principal business and/or principal office of Deerfield Special Situations International is c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands.

(c) Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. Deerfield Capital is the general partner of Deerfield Special Situations LP and Deerfield Management is the general partner and investment manager of Deerfield Special Situations International. Deerfield Special Situations LP and Deerfield Special Situations International purchase, hold and sell securities and other investment products. Schedule A hereto sets forth information regarding persons referred to in Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person's knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person's knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 654798503                                           Page 8 of 13 Pages

(f) Deerfield Capital and Deerfield Special Situations LP are each organized under the laws of Delaware. Deerfield Management is organized under the laws of New York. Deerfield Special Situations International is organized under the laws of the British Virgin Islands. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 23, 2008, copy of which is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

Deerfield Special Situations LP utilized available cash assets in the aggregate amount of approximately $2,943,400 to acquire the 1,945,255 shares of Common Stock of the Company reported herein as being held by it. Deerfield Special Situations International utilized available cash assets in the aggregate amount of approximately $5,400,740 to acquire the 3,580,090 shares of Common Stock of the Company reported herein as being held by it. Funds for the purchase of the Common Stock of the Company were derived from general working capital and includes funds provided by investors to Deerfield Special Situations LP and Deerfield Special Situations International, respectively.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock of the Company for investment purposes.

The Company has previously disclosed that in conjunction with implementing its January 2008 restructuring plan, the Company intends to evaluate and pursue strategic alternatives for its business and has engaged an investment bank to advise it in considering such potential strategic alternatives, which may include the sale, license or divesture of certain of its assets, including its BiDil business, the assets relating to BiDil XR and/or its nitric oxide technologies, a merger or consolidation with another company or similar strategic transactions. The Reporting Persons support the Company's evaluations of such alternatives and in this regard have engaged and may engage in discussions with third parties and/or the Company to facilitate such potential strategic alternatives. Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
      (1)   Reporting Persons

            Number of shares: 5,525,345

            Percentage of shares: 11.99% (6)

CUSIP No. 654798503                                           Page 9 of 13 Pages

      (2)   Deerfield Capital

            Number of shares: 1,945,255

            Percentage of shares: 4.22% (6)

      (3)   Deerfield Special Situations LP

            Number of shares: 1,945,255

            Percentage of shares: 4.22% (6)

      (4)   Deerfield Management

            Number of shares: 3,580,090

            Percentage of shares: 7.77% (6)

      (5)   Deerfield Special Situations International

            Number of shares: 3,580,090

            Percentage of shares: 7.77% (6)

      (6)   Flynn

            Number of shares: 5,525,345

            Percentage of shares: 11.99% (6)

      (6) Based on 46,086,825 outstanding shares of Common Stock of the Company as of July 31, 2008, as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2008.

(b)
      (1)   Deerfield Capital

            Sole power to vote or direct the vote: 0

            Shared power to vote or direct the vote: 1,945,255 shares

            Sole power to dispose or to direct the disposition: 0

            Shared power to dispose or direct the disposition: 1,945,255 shares

CUSIP No. 654798503                                          Page 10 of 13 Pages

      (2)   Deerfield Special Situations LP

            Sole power to vote or direct the vote: 0

            Shared power to vote or direct the vote: 1,945,255 shares

            Sole power to dispose or to direct the disposition: 0

            Shared power to dispose or direct the disposition: 1,945,255 shares

      (3)   Deerfield Management

            Sole power to vote or direct the vote: 0

            Shared power to vote or direct the vote: 3,580,090 shares

            Sole power to dispose or to direct the disposition: 0

            Shared power to dispose or direct the disposition: 3,580,090 shares

      (4)   Deerfield Special Situations International

            Sole power to vote or direct the vote: 0

            Shared power to vote or direct the vote: 3,580,090 shares

            Sole power to dispose or to direct the disposition: 0

            Shared power to dispose or direct the disposition: 3,580,090 shares

      (5)   Flynn

            Sole power to vote or direct the vote: 0

            Shared power to vote or direct the vote: 5,525,345 shares

            Sole power to dispose or to direct the disposition: 0

            Shared power to dispose or direct the disposition: 5,525,345 shares

Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. Deerfield Capital is the general partner of Deerfield Special Situations LP Deerfield Management is the investment manager of Deerfield Special Situations International.

CUSIP No. 654798503                                          Page 11 of 13 Pages

(c) The following table sets forth the transaction effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D. All such transactions were purchases of the Company's Common Stock in open market transactions.

---------------------------- ------------------------------ ----------------------------- ----------------------------
           Date                          Buyer              Number of Shares of Common          Per Share Price
                                                                  Stock Purchased
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 23, 2008                Deerfield Special Situations   4,219                         $1.02
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 23, 2008                Deerfield Special Situations   7,733                         $1.02
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 24, 2008                Deerfield Special Situations   7,024                         $1.00
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 24, 2008                Deerfield Special Situations   12,876                        $1.00
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
July, 25, 2008               Deerfield Special Situations   3,159                         $1.025
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 25, 2008                Deerfield Special Situations   5,791                         $1.025
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 28, 2008                Deerfield Special Situations   17,699                        $1.00
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 28, 2008                Deerfield Special Situations   32,441                        $1.00
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 29, 2008                Deerfield Special Situations   345                           $1.009
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 29, 2008                Deerfield Special Situations   635                           $1.009
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 30, 2008                Deerfield Special Situations   3,882                         $1.01
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 30, 2008                Deerfield Special Situations   7,118                         $1.01
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 31, 2008                Deerfield Special Situations   3,668                         $1.01
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
July 31, 2008                Deerfield Special Situations   6,762                         $1.01
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------
August 4, 2008               Deerfield Special Situations   718                           $1.01
                             LP
---------------------------- ------------------------------ ----------------------------- ----------------------------
August 4, 2008               Deerfield Special Situations   1,317                         $1.01
                             International
---------------------------- ------------------------------ ----------------------------- ----------------------------

CUSIP No. 654798503                                          Page 12 of 13 Pages

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement dated as of September 23, 2008 by and among the Reporting Persons.

Exhibit 99.2 Power of Attorney (7)

(7) Previously filed as Exhibit 24 to a Form 4 with regard to PAR Pharmaceutical Companies, Inc. filed with the Securities and Exchange Commission on February 1, 2007 by Deerfield Capital L.P.; Deerfield Partners, L.P.; Deerfield Management Company, L.P.; Deerfield International Limited; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; and James
E. Flynn.

CUSIP No. 654798503                                          Page 13 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2008

                                    DEERFIELD CAPITAL, L.P.

                                    By:  J.E. Flynn Capital LLC, General Partner

                                    By:  /s/ Darren Levine
                                         -------------------------------------
                                         Name:  Darren Levine
                                         Title: Authorized Signatory

                                    DEERFIELD SPECIAL SITUATIONS FUND, L.P.

                                    By:  Deerfield Capital, L.P.

                                    By:  J.E. Flynn Capital LLC, General Partner

                                    By:  /s/ Darren Levine
                                         -------------------------------------
                                         Name:  Darren Levine
                                         Title: Authorized Signatory

                                    DEERFIELD MANAGEMENT COMPANY, L.P.

                                    By:  Flynn Management LLC, General Partner

                                    By:  /s/ Darren Levine
                                         -------------------------------------
                                         Name:  Darren Levine
                                         Title: Authorized Signatory

                                    DEERFIELD SPECIAL SITUATIONS
                                    FUND INTERNATIONAL LIMITED

                                    By:  Deerfield Management Company, L.P.

                                    By:  Flynn Management LLC, General Partner

                                    By:  /s/ Darren Levine
                                         -------------------------------------
                                         Name:  Darren Levine
                                         Title: Authorized Signatory

                                    JAMES E. FLYNN

                                    /s/ Darren Levine
                                    -------------------------------------
                                    Darren Levine, Attorney-in-Fact

                                   Schedule A

                   General Partner of Deerfield Capital, L.P.

The general partner of Deerfield Capital is J.E. Flynn Capital LLC. The address of the principal business and/or principal office of Deerfield Capital and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

           General Partner of Deerfield Special Situations Fund, L.P.

The general partner of Deerfield Special Situations LP is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

             General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

     Directors and Executive Officers of Deerfield Special Situations Fund
                             International Limited

The directors and officers of Deerfield Special Situations International are Peter Young, James E. Flynn and Graham Cook. Peter Young's and Graham Cook's principal business is as corporate directors. James E. Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. The address of the principal business and/or principal office of Peter Young and Graham Cook is Deerfield Special Situations International, c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands. The address of the principal business and/or principal office of James
E. Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.